SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934

TechnipFMC plc

(Name of Issuer)

Ordinary Shares, $1.00 par value per share

(Title of Class of Securities)

G87110105

(CUSIP Number)

Sophie Paquin

Bpifrance Participations S.A.

27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

+33 1 53 89 87 89

With copy to:

Linda A. Hesse

Jones Day

2, rue Saint Florentin

75001 Paris

France

+33 1 56 59 39 39

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Name of Reporting Person Bpifrance Participations S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 24,688,691

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 24,688,691

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,688,691

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.3%

14	Type of Reporting Person OO

1	Name of Reporting Person Caisse des Dépôts et Consignations

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 24,688,691

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 24,688,691

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,688,691

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.3%

14	Type of Reporting Person OO

1	Name of Reporting Person EPIC Bpifrance

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 24,688,691

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 24,688,691

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,688,691

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.3%

14	Type of Reporting Person OO

1	Name of Reporting Person Bpifrance S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 24,688,691

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 24,688,691

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,688,691

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.3%

14	Type of Reporting Person OO

Item 1.                                      Security and Issuer.

This Statement on Schedule 13D relates to the ordinary shares, $1.00 par value per share (“Ordinary Shares”), of TechnipFMC plc, a public limited company incorporated under the laws of England and Wales (the “Issuer”).  The Issuer’s principal executive offices are located at One St. Paul’s Churchyard, London EC4M 8AP, United Kingdom.

Item 2.                                      Identity and Background.

This Statement on Schedule 13D is filed jointly by (i) Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance Participations”), (ii) the Caisse des Dépôts et Consignations, a French special public entity (établissement special) (“CDC”), (iii)  EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC”), and (iv) Bpifrance S.A..  Bpifrance Participations, CDC, EPIC and Bpifrance S.A. are referred to herein collectively as the “Reporting Persons.”  The principal address for CDC is 56, rue de Lille, 75007 Paris, France.  The principal address for Bpifrance Participations S.A., EPIC and Bpifrance S.A. is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.

Bpifrance Participations is a French public investment fund specializing in the business of equity financing via direct investments or fund of funds.  Bpifrance Participations is a wholly-owned subsidiary of Bpifrance S.A., a French financial institution especially created for this purpose.  CDC and EPIC each hold 50% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A.  CDC is principally engaged in the business of long-term investments.  EPIC is principally engaged in the business of banking finance.

As of the date hereof, Bpifrance Participations holds directly 24,688,691 Ordinary Shares.  As of the date hereof, none of Bpifrance S.A., CDC or EPIC holds any Ordinary Shares directly.  Bpifrance S.A. may be deemed to be the beneficial owner of 24,688,691 Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations.  CDC and EPIC may be deemed to be the beneficial owner of 24,688,691 Ordinary Shares, indirectly through their joint ownership and control of Bpifrance S.A.

Attached as Appendices A, B, C and D to Item 2 is information concerning the executive officers and directors of Bpifrance Participations, Bpifrance S.A., CDC and EPIC, respectively, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Appendices A, B, C and D to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                      Source and Amount of Funds or Other Consideration.

On January 16, 2017, Bpifrance Participations acquired 18,669,654 Ordinary Shares as a result of the automatic exchange of the 9,334,827 ordinary shares it held in Technip S.A. (“Technip”), pursuant to the business combination among FMC Technologies, Inc. (“FMCTI”), Technip and the Issuer (the “Business Combination”).

Between April 28, 2017 and May 25, 2017, Bpifrance Participations purchased 6,019,037 Ordinary Shares on the open market. The number of shares purchased on each day and the price for such shares are set forth in Schedule I to this Statement on Schedule 13D and incorporated herein by reference. Bpifrance Participations obtained the funds to purchase the Ordinary Shares from working capital.

Item 4.                                      Purpose of Transaction.

All of the Ordinary Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes.  The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5.                                      Interest in Securities of the Issuer.

As of the date hereof, Bpifrance Participations holds directly 24,688,691 Ordinary Shares, which represents approximately 5.3% of the Issuer’s Ordinary Shares.  As of the date hereof, none of Bpifrance S.A., CDC or EPIC holds any Ordinary Shares directly.  Bpifrance S.A. may be deemed to be the beneficial owner of 24,688,691 Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations.  CDC and EPIC may be deemed to be the beneficial owner of 24,688,691 Ordinary Shares, indirectly through their joint ownership and control of Bpifrance S.A.

(a)                                 See also the information contained on the cover pages of this Statement on Schedule 13D which is incorporated herein by reference.  The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 466,592,009 outstanding Ordinary Shares of the Issuer as set out in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017 filed with the Securities and Exchange Commission on May 4, 2017.

(b)                                 See the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference.

(c)                                  See the information contained in Item 3 and Schedule I to this Statement on Schedule 13D, which is incorporated herein by reference.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.                                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 18, 2016, in connection with the Business Combination, Technip entered into a support agreement with Bpifrance Participations, pursuant to which, among other things, (i) Bpifrance Participations undertook for a period of two years following completion of the Business Combination to maintain its shareholding in the Issuer below 6% of the share capital, on a fully diluted basis, and (ii) Technip and FMCTI undertook that a Bpifrance Participations designee would be appointed to the Issuer’s board of directors upon the consummation of the Business Combination, among the directors designated by Technip. The support agreement is attached as Exhibit 99.1 to this Statement on Schedule 13D and incorporated herein by reference. FMCTI accepted the terms of the support agreement in a separate letter sent to Bpifrance Participations on May 18, 2016.

Item 7.                                      Material to be Filed as Exhibits.

99.1                        Support Agreement, dated as of May 18, 2016, by and among Bpifrance Participations and Technip (incorporated herein by reference to Annex A-2 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on October 21, 2016 (File No. 333-213067)).

99.2                        Joint Filing Agreement dated as of May 30, 2017, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2017	Bpifrance Participations S.A.

	By:	/s/ Nicolas Dufourcq
	Name:	Nicolas Dufourcq
	Title:	CEO

Dated: May 30, 2017	Caisse Des Dépôts et Consignations

	By:	/s/ Joel Prohin*
	Name:	Joel Prohin
	Title:	Director of asset management

Dated: May 30, 2017	Epic Bpifrance

	By:	/s/ Sophie Paquin**
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Dated: May 30, 2017	Bpifrance S.A.

	By:	/s/ Nicolas Dufourcq
	Name:	Nicolas Dufourcq
	Title:	CEO

* Joel Prohin is signing on behalf of Caisse des Dépôts et Consignations by executive order from the general manager of Caisse des Dépôts et Consignations previously filed with the Securities and Exchange Commission on February 14, 2017 as Exhibit 2 to Schedule 13G, and hereby incorporated herein by reference.

**Sophie Paquin is signing on behalf of EPIC Bpifrance by power of attorney previously filed with the Securities and Exchange Commission on February 14, 2017 as Exhibit 3 to Schedule 13G, and hereby incorporated herein by reference.

Schedule I

	Transaction	Transaction Date	Quantity of Ordinary Shares	Price per Ordinary Share (€)	Place of Transaction
Bpifrance Participations	(Open market purchase)	04/28/17	+220,545	27.606	Euronext Paris
Bpifrance Participations	(Open market purchase)	05/02/17	+295,049	28.209	Euronext Paris
Bpifrance Participations	(Open market purchase)	05/03/17	+133,658	28.437	Euronext Paris
Bpifrance Participations	(Open market purchase)	05/04/17	+287,871	28.479	Euronext Paris
Bpifrance Participations	(Open market purchase)	05/05/17	+160,550	28.620	Euronext Paris
Bpifrance Participations	(Open market purchase)	05/08/17	+116,000	28.888	Euronext Paris
Bpifrance Participations	(Open market purchase)	05/09/17	+139,570	28.924	Euronext Paris
Bpifrance Participations	(Open market purchase)	05/10/17	+39,342	29.039	Euronext Paris
Bpifrance Participations	(Open market purchase)	05/11/17	+148,434	29.148	Euronext Paris
Bpifrance Participations	(Open market purchase)	05/12/17	+601,582	28.682	Euronext Paris
Bpifrance Participations	(Open market purchase)	05/15/17	+256,000	28.827	Euronext Paris
Bpifrance Participations	(Open market purchase)	05/16/17	+522,643	28.618	Euronext Paris
Bpifrance Participations	(Open market purchase)	05/17/17	+797,718	28.092	Euronext Paris
Bpifrance Participations	(Open market purchase)	05/18/17	+1,321,285	27.773	Euronext Paris
Bpifrance Participations	(Open market purchase)	05/19/17	+113,222	28.424	Euronext Paris
Bpifrance Participations	(Open market purchase)	05/22/17	+140,774	28.683	Euronext Paris
Bpifrance Participations	(Open market purchase)	05/23/17	+138,065	28.510	Euronext Paris
Bpifrance Participations	(Open market purchase)	05/24/17	+213,781	28.340	Euronext Paris
Bpifrance Participations	(Open market purchase)	05/25/17	+372,948	28.030	Euronext Paris

APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below.  The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.  Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Director, Chairman , Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

FRANCK SILVENT	Director, Director of the Caisse des Dépôts group Finance, Strategy, Subsidiaries and International Department

ANTOINE COLAS	Director, Special advisor to the Chief Executive Officer of the Caisse des Dépôts

CATHERINE MAYENOBE	Director, Corporate Secretary of the Caisse des Dépôts

PASCAL FAURE	Director, General Director of the General Directorate for Competitiveness, Industry and service of the Ministry of Economy and Finance

FREDERIC SAINT-GEOURS	Director, President of France’s Metallurgy Industries Confederation (UIMM), president of the supervisory board of SNCF

MARTINE GEROW	Director, Executive Vice-President, Finance and Administration at CWT

BERTRAND WALCKENAER	Director, Director of Agence des Participations de l’Etat (French State Shareholding Agency)

ANNE-HELENE CHANTAL ROIGNAN	Director, Deputy Corporate Secretary of the French Treasury

BARBARA LAVERNOS	Director, Executive Vice-President Operations at L’Oreal

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

APPENDIX B

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of BPI-Groupe (bpifrance) are set forth below.  The business address of each director and executive officer is BPI-Groupe (bpifrance), 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.  Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

PIERRE-RENE LEMAS	Chairman, Chief Executive Officer of the Caisse des Dépôts et Consignations

NICOLAS DUFOURCQ	Director, Chairman and Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

LOUIS SCHWEITZER	Director, Public Investment General Commissioner

MAUD BAILLY-TURCHI	Director, Senior Financial Controller with the State Financial Audit Department of the Ministry of Economy and Finance

MARIE-MARGUERITE DUFAY	Director, Chairman of the Regional Council of Franche-Comté

MARTIN VIAL	Director, Chairman of the Agence des Participations de l’Etat (French State Shareholding Agency)

FRANCK SILVENT	Director, Director of the Caisse des Dépôts group Finance, Strategy, Subsidiaries and International Department

ELISABETH HENRY-PEREZ	Director representing the employees,

ERIC VERKANT	Director representing the employees,

AMELIE FAURE	Director, Entrepreneur, Chairman of the Board of Directors of Augure

VIRGINIE CHAPRON DU JEU	Director, Group Finance Director of the Caisse des Dépôts et Consignations

FLORENCE MAS	Director

ERIC LOMBARD	Director, Managing Director of Generali

SANDRINE GAUDIN	Director, Head of Bilateral and International Matters at the French Treasury (Ministry of Economy and Finance)

HERVE MORIN	Director, Chairman of the Regional Council of Normandie

APPENDIX C

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS ET CONSIGNATIONS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts et Consignations are set forth below.  The business address of each director and executive officer is Caisse des Dépôts et Consignations, c/o 56, rue de Lille, 75007 Paris, France.  Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment

PIERRE-RENE LEMAS	Chief Executive Officer

OLIVIER MAREUSE	Savings Fund Director

ANDRE LAURENT MICHELSON	General Financial Officer, Head of Financial Transaction Processing, director coordinating the Caisse des Dépôts Group for Greater Paris

SOPHIE QUATREHOMME	Group Corporate Communications Director

ELIZABETH VIOLA	Banking Services Director

PAUL PENY	Group Human Resources Director

ANNE-SOPHIE GRAVE	Pensions and Solidarity Director

GABRIELLE GAUTHEY	Local Development and Investment Director

VIRGINIE CHAPRON DU JEU	Group Finance Director

JEAN MARC MORIN	Head of Legal and Tax Department

FRANCK SILVENT	Director of Finance, Strategy and Holdings

MARC ABADIE	Local Development and Network Director

CATHERINE MAYENOBE	Secretary General

LAURENT ZYLBERBERG	Director of International and European Relationships

APPENDIX D

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPIFRANCE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC BPI-Groupe are set forth below.  The business address of each director and executive officer is EPIC BPI-Groupe, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.  Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

PIERRE LEPETIT	Chairman, Chief Executive Officer of EPIC Bpifrance

FRANCOIS JAMET	Director, Head of department SETTAR at the Research and Innovation Ministry

ARNAUD JULLIAN	Director, Deputy Director at the General Directorate for Budget of the Ministry of Economy and Finance

SEBASTIEN RASPILLER	Director, Deputy Director at the Directorate of Financing, Industry and Marke of the Ministry of Economy and Finance

BENJAMIN GALLEZOT	Director,

FRANCOISE LOMBARD	Director, Deputy Director at the Agence des Participations de l’Etat (French State Shareholding Agency)